SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Ener-Core, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

29272A206
(CUSIP Number)

December 31, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272A206	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

3,731 shares of Common Stock

3,198,457 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

389,889 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

3,731 shares of Common Stock

3,198,457 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

389,889 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,731 shares of Common Stock

3,198,457 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

389,889 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 29272A206	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

1,904 shares of Common Stock

2,366,068 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

294,425 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

1,904 shares of Common Stock

2,366,068 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

294,425 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,904 shares of Common Stock

2,366,068 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

294,425 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 29272A206	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

6,865 shares of Common Stock

3,721,408 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

473,992 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

6,865 shares of Common Stock

3,721,408 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

473,992 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,865 shares of Common Stock

3,721,408 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

473,992 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 29272A206	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

12,500 shares of Common Stock

9,285,933 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,158,306 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

12,500 shares of Common Stock

9,285,933 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,158,306 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,500 shares of Common Stock

9,285,933 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,158,306 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 29272A206	13G/A	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

12,500 shares of Common Stock

9,285,933 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,158,306 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

12,500 shares of Common Stock

9,285,933 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,158,306 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,500 shares of Common Stock

9,285,933 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,158,306 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 29272A206	13G/A	Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6

SHARED VOTING POWER

12,500 shares of Common Stock

9,285,933 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,158,306 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER
8

SHARED DISPOSITIVE POWER

12,500 shares of Common Stock

9,285,933 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,158,306 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,500 shares of Common Stock

9,285,933 shares of Common Stock issuable upon conversion of Notes (See Item 4)*

1,158,306 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 29272A206	13G/A	Page 8 of 9 Pages

This Amendment No. 6 (this "Amendment") amends the statement on Schedule 13G filed on August 25, 2014 (the "Original Schedule 13G," as amended by Amendment No. 1 to the Original Schedule 13G filed on January 12, 2015, Amendment No. 2 to the Original Schedule 13G filed on January 19, 2016, Amendment No. 3 to the Original Schedule 13G filed on January 24, 2017, Amendment No. 4 to the Original Schedule 13G filed on January 12, 2018 and Amendment No. 5 to the Original Schedule 13G filed on January 31, 2019, the "Schedule 13G"), with respect to shares of Common Stock, par value $0.0001 (the "Common Stock"), of Ener-Core, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 4,256,393 shares of Common Stock issued and outstanding as of November 18, 2018, as represented in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 20, 2018, and assumes the conversion of the Company's reported notes (the "Reported Notes") and the exercise of the Company's reported warrants (the "Reported Warrants") each subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Notes and Reported Warrants, the Reporting Persons cannot convert all of the Reported Notes or exercise all of the Reported Warrants if the Reporting Persons would beneficially own, after any such conversion or exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blockers"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to convert all of the Reported Notes or exercise all of Reported Warrants due to the Blockers.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Notes and Reported Warrants (each subject to the Blockers) held by, the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Notes and Reported Warrants (each subject to the Blockers) held by, the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 29272A206	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 15, 2020

EMPERY ASSET MASTER, LTD. By: EMPERY ASSET MANAGEMENT, LP By: EMPERY AM GP, LLC, its General Partner

By: /s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY TAX EFFICIENT, LP By: EMPERY ASSET MANAGEMENT, LP By: EMPERY AM GP, LLC, its General Partner

By: /s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY TAX EFFICIENT II, LP By: EMPERY ASSET MANAGEMENT, LP By: EMPERY AM GP, LLC, its General Partner

By: /s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

EMPERY ASSET MANAGEMENT, LP By: EMPERY AM GP, LLC, its General Partner

By: /s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
Ryan M. Lane

/s/ Martin D. Hoe
Martin D. Hoe